Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

03003496

facsimile transmittal

SUPPL

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	01/30/03
Re:	Exemption No: 82-5037	Pages:	3

03 FEB -3 AM 7:2

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PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

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CONFIDENTIAL

Exemption #: 82-5037

January 30, 2003

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated January 29, 2003 regarding the Pool extending voting deadline for Medium Term Note meeting. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

Saskatchewan Wheat Pool

SEC Exemption #: 82-5037

For Immediate Release
Date: January 29, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

POOL EXTENDS VOTING DEADLINE FOR MEDIUM TERM NOTE MEETING

Saskatchewan Wheat Pool has extended the voting deadline for its capital restructuring proposal from January 30 at 4:00 p.m. to 1:00 pm. C.S.T. on January 31, 2003 to provide additional time to note holders to register their votes. Note holders are encouraged to register their votes in accordance with the directions on the voting instruction form, with ADP Investor Communications via:

- Fax – 1-905-507-7793 or 514-281-8911
- Telephone – 1-800-474-7493
- Internet: www.proxyvotecanada.com
- Or by attending the meeting

Should a holder wish to attend and vote at the January 31st meeting in person (or have another person attend and vote on their behalf), he or she should advise ADP in advance in accordance with the instruction set out on the voting form.

Saskatchewan Wheat Pool is a publicly traded agribusiness co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, the company's success in restructuring its senior secured debt with its bankers and medium term Noteholders, producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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For more information, please contact:

Media: Dawn Blaus: 306-569-4291
Shareholders: Colleen Vancha: 306-569-4782